**ING USA Annuity and Life Insurance Company
and its Separate Account B**

**ING Rollover Choice<sup>SM</sup> Variable Annuity Contracts**

**Supplement dated February 15, 2008 to the Contract Prospectus, dated April 30, 2007, as amended**

The following clarifies information contained in the Contract Prospectus Supplement dated December 21, 2007.

1.  The ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio (Class S), made available for investment under your contract on January 28, 2008, is classified as an accepted fund.  The ING American Funds Bond Portfolio (Class I), made available for investment under your contract on January 28, 2008, is classified as a fixed allocation fund.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus.  Please read it carefully and keep it with your current Contract Prospectus for future reference.

1.  Effective January 31, 2008, ING FMR<sup>SM</sup> Large Cap Growth Portfolio changed its name to ING Van Kampen Large Cap Growth Portfolio.  Accordingly, effective January 31, 2008, all references to ING FMR<sup>SM</sup> Large Cap Growth Portfolio in the Contract Prospectus are deleted and replaced with ING Van Kampen Large Cap Growth Portfolio.

2.  The information for ING FMR<sup>SM</sup> Large Cap Growth Portfolio appearing in the Contract Prospectus under Appendix B – The Funds is hereby deleted and replaced with the following:

| Fund Name | Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- | --- |
| **ING Investors Trust – ING Van Kampen Large Cap Growth Portfolio** *(formerly ING FMR<sup>SM</sup> Large Cap Growth Portfolio)* | Directed Services LLC<br><br>**Subadviser:** Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks growth of capital over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |

3.  On December 5, 2007, the Boards of Directors of ING Partners, Inc. and ING Investors Trust approved a proposal to reorganize certain Portfolios into the following respective "Surviving Portfolios." Subject to approval by each Portfolio's shareholders, after the close of business on April 25, 2008, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolio | Surviving Portfolio |
| --- | --- |
| ING JPMorgan International Portfolio | ING Templeton Foreign Equity Portfolio |
| ING Van Kampen Large Cap Growth Portfolio | ING Van Kampen Capital Growth Portfolio |

Accordingly, effective after the close of business on April 25, 2008, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

*   S Class of the ING Templeton Foreign Equity Portfolio will automatically be added to your contract, and all existing account balances invested in the ING JPMorgan International Portfolio (S Class) will automatically become investments in the ING Templeton Foreign Equity Portfolio (S Class).
*   Class S of the ING Van Kampen Capital Growth Portfolio will automatically be added to your contract, and all existing account balances invested in the ING Van Kampen Large Cap Growth Portfolio (Class S) will automatically become investments in the ING Van Kampen Capital Growth Portfolio (Class S).

As a result of the reorganizations, effective April 28, 2008, all references to the Disappearing Portfolios in the Contract Prospectus are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

Customer Service Center
P.O. Box 9271
Des Moines, Iowa 50306-9271

1-800-366-0066

**See also the Transfers Among Your Investments section of your Contract Prospectus for further information about making fund allocation changes.**

4.  The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.